[redacted]

14046346

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 31 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 52109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Net.Com Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	Texas	79106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim D. Black 806-351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, P.C.
(Name – *if individual, state last, first, middle name*)

500 Taylor, Suite 200	Amarillo	Texas	79105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/2

OATH OR AFFIRMATION

I, Jim D. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jim D. Black, CFO/COO

Title

Notary Public

LISA COX
My Commission Expires
December 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGYNET.COM
7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-351-2835

ENERGYNET.COM, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED
December 31, 2013 and 2012

ENERGYNET.COM, INC.

TABLE OF CONTENTS

December 31, 2013 and 2012

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of **EnergyNet.com, Inc.** (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted n the United States of America.

Other Matters

The financial statements of the Company, as of and for the year ended December 31, 2012, were audited by other auditors whose report dated February 19, 2013 expressed an unmodified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 10 to the financial statements, Schedule I presented for purposes of additional analysis and as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934, has been restated to include auction proceeds payable previously excluded in the total aggregate indebtedness amount reported as of December 31, 2013, which was discovered by management after issuance of their current year financial statements. Our opinion is not modified with respect to this matter.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.

February 14, 2014, except for Note 10 as to
which the date is March 25, 2014

FINANCIAL STATEMENTS

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ENERGYNET.COM, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets:		
Cash and cash equivalents	$ 3,507,786	$ 1,968,523
Restricted cash	6,798,857	5,262,247
Short-term investments	1,150,607	1,150,607
Auction proceeds receivable	143,207	900,302
Prepaid expenses	55,307	64,660
Equipment:		
Software	1,007,898	980,418
Computer equipment	813,801	787,206
Furniture and equipment	279,788	252,571
	2,101,487	2,020,195
Less accumulated depreciation	(1,736,185)	(1,495,205)
Equipment, net	365,302	524,990
Total Assets	$ 12,021,066	$ 9,871,329
Liabilities:		
Accounts payable and accrued liabilities	$ 241,727	$ 196,099
Income taxes payable	57,529	30,907
Auction proceeds payable	6,942,064	6,162,549
Deferred tax liabilities, net	57,886	57,886
Total Liabilities	7,299,206	6,447,441
Commitments and Contingencies (Note 5)		
Stockholders' Equity (Note 3):		
Common stock	2,253	2,330
Paid-in capital in excess of par value	826,164	1,062,557
Retained earnings	3,893,443	2,359,001
Total Stockholders' Equity	4,721,860	3,423,888
Total Liabilities and Stockholders' Equity	$ 12,021,066	$ 9,871,329

ENERGYNET.COM, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

		2013		2012
Revenues:				
Commissions	$	7,347,613	$	4,944,096
Other revenue		494,167		347,995
Consulting revenue		100,000		-
Interest income		8,863		8,453
Total Revenues		7,950,643		5,300,544
Expenses:				
General and administrative expenses		4,458,469		3,712,717
Depreciation		240,980		290,947
Sales commissions		1,243,710		687,242
Total Expenses		5,943,159		4,690,906
Income Before Provision for Income Taxes		2,007,484		609,638
Provision for State Income Taxes		57,100		38,696
Net Income	$	1,950,384	$	570,942

See accompanying notes and independent auditor's report

ENERGYNET.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Paid-in Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance, January 1, 2012	23,039,064	$ 2,304	$ 997,158	$ 3,438,374	$ 4,437,836
Issuance of common stock pursuant to option exercises	261,700	26	65,399	-	65,425
Dividends	-	-	-	(1,650,315)	(1,650,315)
Net income	-	-	-	570,942	570,942
Balance, December 31, 2012	23,300,764	2,330	1,062,557	2,359,001	3,423,888
Issuance of common stock pursuant to option exercises	99,050	9	22,839	-	22,848
Purchases and retirements of common stock	(864,108)	(86)	(259,232)	-	(259,318)
Dividends	-	-	-	(415,942)	(415,942)
Net income	-	-	-	1,950,384	1,950,384
Balance, December 31, 2013	22,535,706	$ 2,253	$ 826,164	$ 3,893,443	$ 4,721,860

See accompanying notes and independent auditor's report

ENERGYNET.COM, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net Income	$ 1,950,384	$ 570,942
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	240,980	290,947
Decrease (increase) in operating assets:		
Restricted cash	(1,536,610)	2,227,733
Auction proceeds receivable	757,095	(806,276)
Prepaid expenses	9,353	(13,557)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	45,628	(35,982)
Income taxes payable	26,622	(453)
Auction proceeds payable	779,515	(1,421,457)
Net Cash Provided by Operating Activities	2,272,967	811,897
Cash Flows from Investing Activities:		
Purchases of software	(27,480)	-
Purchases of equipment	(53,812)	(286,261)
Change in short-term investments	-	1,186
Net Cash Used for Investing Activities	(81,292)	(285,075)
Cash Flows from Financing Activities		
Proceeds from stock option exercises	22,848	65,425
Purchases and retirements of common stock	(259,318)	-
Dividends paid	(415,942)	(1,650,315)
Net Cash Used for Financing Activities	(652,412)	(1,584,890)
Net Change in Cash and Cash Equivalents	1,539,263	(1,058,068)
Cash and Cash Equivalents, at Beginning of Year	1,968,523	3,026,591
Cash and Cash Equivalents, at End of Year	$ 3,507,786	$ 1,968,523
Supplemental Information:		
Interest paid	$ -	$ -
Income taxes paid	$ 30,478	$ 39,149

See accompanying notes and independents auditor's report

ENERGYNET.COM, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
EnergyNet.com, Inc. is a Texas corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sale of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet based live auction.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Short-term Investments
Short-term investments consist of certificates of deposit, typically having original maturities of 180 days.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at fair value.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment
Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements are capitalized. Computer equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. As items are disposed, the related costs and accumulated depreciation are removed and any excess of cost over accumulated depreciation is recognized as a charge to earnings.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $134,467 and $138,118 for the years ended December 31, 2013 and 2012, respectively.

Income Taxes
The Company is subject to US Federal income taxes and income and margin taxes in the state of Texas. On January 1, 2010, the Company elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 2010, the Company is no longer subject to US Federal Income Tax. US Federal Income Taxes are the responsibility of the Company's shareholders in direct proportion to their individual ownership percentages in the Company.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2013 or 2012. The Company files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions. The Company's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2010 and forward; Texas income and margin tax returns for tax years 2009 and forward.

Share-Based Compensation
The Company measures and records compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Comprehensive Income
The Company had no elements of comprehensive income other than net income for the years ended December 31, 2013 or 2012.

Subsequent Events
The Company has evaluated subsequent events through February 14, 2014, the date of the financial statements. Disclosure of significant subsequent events are included in Note 9.

NOTE 2 - RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected in the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Uncollected auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable outstanding at December 31, 2013 and 2012 were collected under normal terms.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 2 - RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE (continued)

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable. Such amounts will fluctuate depending on the level of auction closing activity in the five- to ten-day period preceding the date of the statement of financial condition. The following is a summary of the balances of restricted cash, auction proceeds receivable and auction proceeds payable at December 31:

	2013	2012
Restricted cash	$ 6,798,857	$ 5,262,247
Auction proceeds receivable	143,207	900,302
Total amounts received or due from buyers	$ 6,942,064	$ 6,162,549
Auction proceeds payable	$ 6,942,064	$ 6,162,549

NOTE 3 - STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2013 and 2012:

Preferred Stock
20,000,000 shares authorized, at $.0001 par value, no shares outstanding at December 31, 2013 or 2012.

Common Stock
50,000,000 voting shares authorized, at $.0001 par value. There were 22,535,706 and 23,300,764 shares of common stock issued and outstanding at December 31, 2013 and 2012, respectively.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
During the year ended December 31, 2013, the Company's board of directors declared a dividend of $415,942. The Company's board of directors declared a dividend of $1,650,315 during the year ended December 31, 2012.

NOTE 4 - INCOME TAXES

The Company's provision for state income taxes consisted solely of the Texas margin tax for the years ended December 31, 2013 and 2012, reflecting the Company's election to be treated under Subchapter S of the Internal Revenue Code. Deferred income tax expense was inconsequential for both periods.

NOTE 4 - INCOME TAXES (continued)

The Company's net deferred tax assets and liabilities arose prior to its election to be treated under Subchapter S of the Internal Revenue Code, and consisted of the following components at both December 31, 2013 and 2012.

Deferred tax assets:		
Expenses deductible in future periods	$	45,573
Deferred tax liabilities:		
Differences in equipment depreciation and capitalization methods		(84,149)
Other		(19,310)
Total deferred tax liabilities		(103,459)
Net deferred tax assets (liabilities)	$	(57,886)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Lease Arrangements
The Company leases certain office space under non-cancelable operating lease arrangements with expiration dates through June 2016. The Company maintains office space in other locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $177,562 and $159,118 for the years ended December 31, 2013 and 2012, respectively. Future minimum rents due under the Company's non-cancelable operating leases as of December 31, 2013 were as follows:

2014	$	159,617
2015		121,037
2016		52,333
	$	332,987

Litigation
The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $4,313,091, which was $3,830,334 in excess of its required net capital of $482,757. At December 31, 2013 aggregated indebtedness amounted to 167.89% of net capital.

NOTE 6 - NET CAPITAL REQUIREMENTS (continued)

The Company caries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the years ended December 31, 2013 or 2012, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

NOTE 7 - STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the Plan) on November 3, 2000. The Plan provides for grants of up to 3,750,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's board of directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant. As of December 31, 2013, 847,400 options were available for future awards under the plan.

The Black-Scholes option-pricing model was used to estimate the option fair values. This option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected option term (the amount of time from the grant date until the options are exercised or expire), expected dividends and risk-free rate. Expected volatility was determined based on our historic trading activity. The risk-free rate was estimated using rates for U.S. Treasury notes with terms similar to the expected term of the Company's options. The expected option term was estimated based on Management's assumption that the options will not be exercised until the end of their contractual lives, or ten years.

There were no options granted during the years ended December 31, 2013 and 2012.

The following table summarizes stock options outstanding and activity as of and for the years ended December 31, 2013 and 2012:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2012	1,202,300	$ 0.25
Granted	-	-
Forfeited	(57,500)	0.22
Exercised	(261,700)	0.25
Outstanding at December 31, 2012	883,100	0.25
Granted	-	-
Forfeited	(63,200)	0.25
Exercised	(99,050)	0.25
Outstanding at December 31, 2013	720,850	$ 0.25
Exercisable (fully vested) at December 31, 2013	590,700	$ 0.25

NOTE 7 - STOCK OPTION PLAN (continued)

The Company received $22,848 and $65,425 from the exercise of options during the years ended December 31, 2013 and 2012, respectively, and the related intrinsic value was insignificant. The 2000 Equity Incentive Plan is a qualified plan under the Internal Revenue Code, and accordingly, the Company did not realize any tax deductions related to the exercise of stock options. Upon exercise, the Company issues the full amount of shares exercisable per the term of the options from new shares, with no plans to repurchase those shares in the future. Options outstanding at December 31, 2013 had a weighted average remaining contractual term of approximately 5.3 years.

Total unrecognized share-based compensation expense from unvested stock options as of December 31, 2013 was considered immaterial to the financial statements.

NOTE 8 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2013, no single seller amounted to 10% or more of total commissions revenue. During the year ended December 31, 2012, commissions earned from one single seller amounted to approximately 10% of total commissions revenue.

As of December 31, 2013 and 2012, accounts receivable from two purchasers amounted to approximately 56% and 86%, respectively, of the Company's total accounts receivable.

NOTE 9 - SUBSEQUENT EVENTS

The Company's board of directors declared a dividend of $1,500,000, to be paid on or before March 1, 2014, subject to FINRA notice requirements.

NOTE 10 - REISSUANCE OF REPORT

The Company's original report dated February 14, 2014, did not include auction proceeds payable of $6,942,064 in the computation of aggregate indebtedness on Schedule I (supplementary information). Also see Note 6, Net Capital Requirements, and supplementary information Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, for revised amounts and percentages.

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SUPPLEMENTARY INFORMATION

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ENERGYNET.COM, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Computation of Net Capital:		
Total stockholders' equity	$	4,721,860
Deduct stockholders' equity not allowable for net capital		-
		4,721,860
Add:		
Deferred tax liabilities, net		57,886
Total capital and discretionary liabilities		4,779,746
Deduct:		
Nonallowable assets		
Prepaid expenses		55,307
Equipment		365,302
Haircuts on securities:		
Money market accounts		43,669
Certificates of deposit		2,377
Total deductions		466,655
Net capital	$	4,313,091
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued liabilities	$	241,727
Auction proceeds payable		6,942,064
Income taxes payable		57,529
Total aggregate indebtedness	$	7,241,320
Percentage of aggregate indebtness to net capital		167.89%
Computation of basis net capital requirement		
Minimum dollar net capital requires at 6 2/3 percent	$	482,757
Minimum dollar net capital required	$	100,000
Net capital requirement (greater of above amounts)	$	482,757
Excess net capital	$	3,830,334
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	4,335,327
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		(22,236)
Net capital per above	$	4,313,091

See accompanying notes and independents auditor's report

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To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of **EnergyNet.com, Inc.** (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities relative to the Company's periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c5-3 that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.

February 14, 2014

NET.com
7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-351-2835

March 28, 2014

Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

RE: December 2013 Annual Audit

Dear Sirs:

Per a request from FINRA, EnergyNet has added "Auction proceeds payable" to the Computation of aggregate indebtedness on the Schedule I – Computation of Net Capital form submitted with the 2013 audited financial statements. The related auditor's notes have also been adjusted to reflect this change.

Sincerely,

Jim Black
Chief Financial Officer

ENERGYNET.COM, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

YEAR ENDED
December 31, 2013

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by EnergyNet.com, Inc. (EnergyNet) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating EnergyNet's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). EnergyNet's management is responsible for EnergyNet's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting that EnergyNet included overpayments applied of $1,389.00 on Line 2 B., "Less payment made with SIPC-6 filed (exclude interest)";

2. Compared the Total Revenue amounts of the audited financial statements submitted with Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting that EnergyNet included overpayments applied on Line 2 B., "Less payment made with SIPC-6 filed (exclude interest)."

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.

February 19, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052109 FINRA DEC
ENERGYNET. COM INC 17*17
7201 W INTERSTATE 40 STE 319
AMARILLO TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM Black (806) 351-2953

2. A. General Assessment (item 2e from page 2)		$ —0—
B. Less payment made with SIPC-6 filed (exclude interest)		(1,389)
_______ Date Paid		
C. Less prior overpayment applied		(—0—)
D. Assessment balance due or (overpayment)		—0—
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—0—
F. Total assessment balance and interest due (or overpayment carried forward)		$ —0—
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ —0—	
H. Overpayment carried forward	$(1389)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ENERGYNET, COM, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/COO
(Title)

Dated the 18 day of FEBRUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,950,643

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

AUCTION OF Oil AND NATURAL GAS PROPERTIES 7,950,643

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions (7,950,643)

2d. SIPC Net Operating Revenues $ —0—

2e. General Assessment @ .0025 $ —0—

(to page 1, line 2.A.)